UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Press Release.

On September 29, 2025, Fitell Corporation (the “Company”) issued a press release announcing its intention to allocate PUMP tokens to its corporate treasury. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)